DRILLING PARTICIPATION AGREEMENT
BETWEEN
INTEROIL CORPORATION
(“InterOil”)
AND
PNG DRILLING VENTURES LIMITED
(“PNGDV”)

TABLE OF CONTENTS

1. INTERPRETATION	1

2. INDIRECT PARTICIPATION INTEREST	5

3. BACKSTOP PAYMENT	6

4. PHASE ONE EXPLORATION PROGRAM	7

5. CONVERSION OPTION	7

6. CASH CALLS	8

7. PHASE TWO EXPLORATION PROGRAM AND PNGDV OPTION	9

8. CARRY	10

9. ASSIGNMENT	10

10. CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS	10

11. TERM AND TERMINATION	11

12. FORCE MAJEURE	11

13. LIABILITY	12

14. NOTICES	12

15. AMENDMENT	13

16. ENTIRE AGREEMENT	13

17. ACKNOWLEDGMENT AND LEGEND	13

18. COSTS	13

19. GOVERNING LAW	14

20. RELATIONSHIP OF PARTIES	14

21. COUNTERPARTS	14

22. TIME	14

23. SEVERABILITY	14

DISTRIBUTIONS SCHEDULE

ANNEXURE I -	EXPLORATION MAP AND PHASE ONE EXPLORATION PROGRAM PROSPECTS

DRILLING PARTICIPATION AGREEMENT
THIS AGREEMENT is made as of the 21st day of July 2003
BETWEEN:
InterOil Corporation, of 25025 I-45 North, Suite 410, The Woodlands, Texas, USA (“InterOil”)
AND:
PNG Drilling Ventures Limited, a Barbados company, with an office at 25025 I-45 North, Suite 410, The Woodlands, Texas, USA (“PNGDV”)
WHEREAS:
A.	InterOil, through its relevant Affiliate, intends to conduct exploration drilling programs within the area covered by PPLs 236, 237 and 238 (the “Licence Area”) in Papua New Guinea and to develop and produce Petroleum in any new PDL issued from and out of that area.
B.	InterOil is seeking investors to participate in funding these drilling programs in exchange for a beneficial interest (the “Indirect Participation Interest”) in InterOil’s Participation Interest
C.	PNGDV intends to acquire an Indirect Participation Interest under the terms of this Agreement and to hold that Indirect Participation Interest as agent and trustee for various investors.

D.	Whereas the parties acknowledge that partial escrow was deposit by July 1st 2003.
NOW THIS AGREEMENT WITNESSES that the parties hereby covenant and agree as follows:-
1. INTERPRETATION
1.1	Unless a contrary intention appears, in this Agreement (including its Recitals):-

“Affiliate” means, when used with reference to a specified person, any person that directly or indirectly controls or is controlled by or is under common control with the specified person and, for the purposes of this definition, “control” shall mean the right to exercise control and direction over the management and policies of the relevant specified person whether directly or indirectly and whether through the ownership of voting securities or by contract or otherwise, and any person, or combination of persons, acting jointly or in concert or any combination of Affiliates holding more than 50% of the outstanding voting securities of the specified person shall be deemed to exercise control of that specified person;

“Backstop Payment” has the meaning given to it in clause 3.1;

“barrel” means that quantity of petroleum which will occupy a volume of 42 U.S. standard gallons measured at 60 degrees Fahrenheit (which volume shall be deemed equivalent to 0.158987 cubic metres when measured at 15.55 degrees Celsius);

“Block” means a block constituted as provided by Section 17 of the Oil and Gas Act;

“Commercial Field” means a Petroleum Field with at least five million barrels of recoverable Petroleum;

“Commercial Interest Rate” means the sum of (a) the Prime Rate as reported in the Wall Street Journal on every Tuesday in the Money Rates section; and (b) 250 basis points (or 2.5%);

"Completion” has the meaning given to it in clause 4.4;

“Confidential Information” means:
(a)	information regarding the existence, terms or conditions of this Agreement; and

(b)	all communications between the parties, all information concerning the Phase One Exploration Program and Phase Two Exploration Program, and all other information supplied to, or received by, any party from any other party in connection with this Agreement, which is either marked “confidential” or by its nature is intended to be for the knowledge of the recipient and/or any other person within clause 10.1.
“Cost of IPI” has the meaning given to it in clause 2.2;

“Discovery” means the discovery of Petroleum not previously known to have existed, recoverable at the surface of any well bore in a significant amount measurable by conventional petroleum industry testing methods and which may reasonably be considered to be an indication of a potentially commercial accumulation of Petroleum. The verb “Discover” means the act of making a Discovery;

“Discovery Field” means a Petroleum Field Discovered as a result of the Phase One Exploration Program or the Phase Two Exploration Program within PPL236, 237 or 238 or any PDL issued from or granted out of the Participation Area;

“Distributions” is defined in the attached Distributions Schedule;

“Field” means that volume of rock extending from the surface of the earth vertically down to the base of the earth’s crust from a line enclosing the minimum surface area required to include, with respect to a Petroleum Pool created by a geological structure or a stratigraphic trap (whether or not compartmentalised by faulting), the maximum reasonably interpreted area included above the petroleum-water fluid contact or contacts on a structural map delineating the single structural closure of each known Zone.

For the avoidance of doubt:
(a)	where the surface area of a Zone overlaps the surface area of another Zone they comprise a single Field;

(b)	where two or more Zones include a common Petroleum Pool these structures comprise a single Field; and

(c)	where two or more Zones are found adjacent to each other, with separate interpreted structural or stratigraphic closures and which do not include a common Petroleum Pool, such structures are separate Fields;

“Indirect Participation Interest” or “IPI” means the IPI Percentage share of the whole (100%) of the undivided interest in the Participation Area, provided that such share shall only ever burden InterOil’s Participation Interest in and Petroleum Share from the Participation Area, whatever that may be from time to time, and InterOil shall not transfer or assign such interest to any other party;

“Indirect Participation Interest Percentage” or “IPI Percentage” means 13.5% multiplied by a fraction the numerator of which is 8 and the denominator of which is the number of exploratory wells drilled in the Phase One Exploration Program, and shall be adjusted on a pro-rata basis for conversion(s), if any, to either InterOil common shares and/or debt or adjusted in accordance with clause 2.4 or clause 7.4;

“InterOil Refinery” means the oil refinery owned by InterOil or its Affiliate at Napa Napa near Port Moresby in Papua New Guinea, including the related storage tanks and marine terminal;

“Investor” means a party to an indirect participation agreement with PNGDV pursuant to which PNGDV has agreed to hold an Indirect Participation Interest as agent and trustee for the Investor;

“JVOA” means the Joint Venture Operating Agreement to be entered into by InterOil or its nominated Affiliate, and any other working interest parties, in respect of the Licence;

“Licence” means PPLs 236, 237 and 238 or any PDL that may be issued or granted out of PPLs 236, 237 and 238, and includes any extension, renewal or variation of that Licence;

“Non Consent Penalty” means for any payment that PNGDV was obligated to make in accordance with its IPI (excluding the Cost of IPI, the payment under clause 7.5 or debt financing under clause 5.4), but did not make for any reason, PNGDV will not receive any Distributions for its IPI from InterOil until InterOil has received from Distributions associated with PNGDV’s IPI , or from PNGDV, the sum of:
(a)	200% of the total amount InterOil paid on behalf of PNGDV’s IPI; and

(b)	interest on the total amount of payment(s) PNGDV would have made accruing at the Commercial Interest Rate, and thereafter, PNGDV will receive all Distributions in accordance with its IPI;

“Oil and Gas Act ” means the Oil and Gas Act, 1998 of Papua New Guinea as amended from time to time, and the regulations thereto;

“Operator” means InterOil or its wholly owned affiliate, designated and acting as Operator under the terms of the JVOA;

“Participation Area” means the area within the Licence Area in which PNGDV is entitled to the Indirect Participation Interest in accordance with this Agreement, including the full extent, regardless of the number of wells required to exploit fully all commercially recoverable Petroleum, of any and all Zones drilled pursuant to the Phase One Exploration Program and, if applicable, the Phase Two Exploration Program, and includes the Phase One Participation Area and, if applicable, the Phase Two Participation Area;

“Participation Interest” means, with respect to a party to the JVOA, that party’s undivided interest, expressed as a percentage and determined in accordance with the JVOA, in all rights,

interests, benefits, obligations and liabilities derived under and by virtue of the JVOA and the Licence;
“PDL” means a Petroleum Development Licence granted under the Oil and Gas Act;

“Petroleum” means:
(a)	any naturally occurring hydrocarbons, whether in a gaseous, liquid, or solid state; or

(b)	any naturally occurring mixture of hydrocarbons, whether in a gaseous, liquid, or solid state; or

(c)	any naturally occurring mixture of one or more hydrocarbons, whether in a gaseous, liquid, or solid state and any other substance; or

(d)	any fraction, mixture or product derived from sub-paragraphs (a), (b) or (c) as a result of production or processing; or

(e)	any Petroleum as defined in sub-paragraphs (a), (b), (c) or (d) which has been returned to a natural reservoir, but does not include coal or any other substance which can only be recovered by mechanical mining processes;

“Petroleum Pool” means a naturally occurring discrete accumulation of Petroleum;

“Petroleum Share” means the Participation Interest share of Petroleum to which a party is entitled pursuant to the JVOA;

“Phase One Area” has the meaning given to it in clause 4.2;

“Phase One Exploration Program” means the exploration program to be conducted by InterOil for Petroleum within the Licence Area comprising: (i) all necessary work relating to preparation for drilling exploration wells, which will include geological and other studies; and (ii) drill the well bore of up to 16 exploratory wells to the designated Target Depth of each such well on up to 16 separate, distinct, non-overlapping Zones within the Licence Area marked as separate drilling prospects on the Exploration Map attached as Annexure I. Each exploratory well must drill into a separate drilling prospect on the Exploration Map attached as Annexure I in the Phase One Exploration Program;

“Phase One Participation Area” has the meaning given to it in clause 4.2;

“Phase Two Exploration Program” means the exploration program to be conducted by InterOil for Petroleum within the Licence Area comprising: (i) all necessary work relating to preparation for drilling exploration wells, which will include geological and other studies; and (ii) drill the well bore of at least 8 exploratory wells to the designated Target Depth of each such well on at least 8 separate, distinct, non-overlapping Zones within the Licence Area that are separate, distinct, and non-overlapping from the Zones to be drilled during the Phase One Exploration Program. Each exploratory well must drill into a separate drilling prospect that has not been drilled by a previous exploratory well in either the Phase One Exploration Program or the Phase Two Exploration Program;

“Phase Two Participation Area” has the meaning given to it in clause 7.3;

“PPLs 236, 237 and 238” means Petroleum Prospecting Licences 236, 237 and 238 granted under the Oil and Gas Act, or top file licences 236, 237 and 238;

“State” means the Independent State of Papua New Guinea;

“Subsequent Work Program” has the meaning given to it in clause 4.4;

“Target Depth” means the lesser of (a) 2,000m; or (b) a depth sufficient to test the Pale Sandstone. In no way shall this definition limit or constrain the Operator from drilling deeper if it deems appropriate;

“Wilful Misconduct” means, in relation to any provision of this Agreement, such wanton or reckless act or omission not justified by any special circumstances as amounts to a wilful and utter disregard for the harmful and avoidable consequences thereof, but shall not include any error of judgment, mistake, act or omission, whether negligent or not, made by the Operator or any director, employee, agent or contractor of the Operator in the exercise, in good faith of any function, authority or discretion conferred upon the Operator;

“Zone” means a geological structure containing or thought to contain a common accumulation of petroleum separately producible from any other common accumulation of Petroleum.
1.2	The parties agree that:
(a)	reference to the singular includes the plural and vice versa;

(b)	reference to a clause means a clause of this Agreement; and

(c)	reference to legislation or any document includes any amendments or replacements to the legislation or document.
2. INDIRECT PARTICIPATION INTEREST
2.1 InterOil hereby grants to PNGDV, as agent and trustee for one or more Investors, the Indirect Participation Interest (“IPI”).
2.2 In consideration of InterOil granting to PNGDV the IPI, PNGDV agrees to pay to InterOil the amount of US$12,185,000.00 (the “Cost of IPI”). The Indirect Participation Interest is 13.5% of the undivided interest in the Participation Area, as further defined and adjusted in the definitions of “IPI” and “IPI Percentage”. By way of example, subject to any adjustments pursuant to the definition thereof, the Indirect Participation Interest Percentage will 6.75% if there are 16 exploratory wells drilled in the Phase One Exploration Program.
2.3 The Cost of IPI shall be paid in the following instalments: (a) US$1,000,000 that was paid into escrow on or before July 7th, 2003 shall be released from escrow by July 23rd, 2003, and (b) US$1,285,000 shall be paid by July 31st, 2003 and (c) US$3,225,000 shall be paid by August 26th, 2003 and (d) US$3,975,000 shall be paid by September 15, 2003, and (e) US$2,700,000 shall be paid by September 30, 2003, in each case by wire transfer to InterOil at the following trust account:
Dale A. Dossey
25025 I-45 North, Suite 410,
The Woodlands, Texas 77380
Tel: 1-281-362-9909

Klein Bank & Trust
ABA 113008012
Acct 125404
2.4 In consideration of PNGDV procuring Investors and acting as agent and trustee for their interests, InterOil agrees to pay to PNGDV, or to one or more third parties designated by PNGDV, by August 30th, 2003, a financing commission of US$35,000.00 of the Cost of IPI.
2.5 The IPI will be reduced proportionally to the reduction in InterOil’s Participation Interest as a result of the State’s election under a State Petroleum Agreement to participate in a PDL by taking a Participation Interest of up to 22.5% or any other State reversionary interest entitlement.
2.6 PNGDV shall be entitled to receive Distributions in accordance with the Distributions Schedule appended to this Agreement.
2.7 At any time after the grant of a PDL from the Participation Area, any Investors may elect to convert the IPI held for them by PNGDV to a direct working interest, provided that all taxes, duties, fees and other third party charges and costs incurred by InterOil, PNGDV or a third party designated by PNGDV in relation to such conversion (including reasonable attorney’s fees) shall be for the account of PNGDV and such amounts incurred by InterOil shall be reimbursed by PNGDV promptly upon demand.
3. BACKSTOP PAYMENT
3.1 If the aggregate of all Discoveries resulting from the Phase One Exploration Program is less than 5 million barrels of recoverable Petroleum, subject to clause 3.2 InterOil shall exchange fully paid common shares in InterOil or cash (or a combination thereof, in InterOil’s sole discretion) for PNGDV’s IPI (a “Backstop Payment”), calculated by reference to the full paid in Cost of IPI. PNGDV may in its sole discretion designate one or more Investors to whom the cash or shares shall be paid or issued.
3.2 The Backstop Payment will be paid in two equal installments, the first on or about December 15th, 2005, and the second on or about December 15th, 2006.
     i) The first instalment, payable in respect of 50% of the Cost of IPI (being $6,092,500), will be comprised of 149,300 shares in respect of $2,650,000 of the first instalment and cash and/or shares (valued at the market trading price under clause 3.3), in respect of the remaining $3,442,500 of the first instalment.
     ii) The second instalment, payable in respect of 50% of the Cost of IPI (being $6,092,500), will be comprised of (A)149,300 shares in respect of $2,650,000 of the second instalment and (B) cash and/or shares (valued at the market trading price under clause 3.3) in respect of the remaining $3,442,500 of the second instalment.
Shares issued at the “market trading price” for the purposes of clauses 3.2(i) and (ii) shall be valued at the weighted average market trading price of InterOil shares in the month of November immediately preceding such issuance, such price to be determined by reference to the price prevailing on the stock exchange on which the largest value of InterOil shares traded (measured by reference to the volume and price of such trades during the relevant month). PNGDV shall not sell, and shall procure that any Investors that it intends to designate as the recipients of shares under clause 3.1 shall not sell, any InterOil shares during the 2-month period leading up to each such Backstop Payment payment date.
4. PHASE ONE EXPLORATION PROGRAM
4.1 InterOil hereby agrees to conduct, at its own cost, the Phase One Exploration Program in accordance with this clause 4. InterOil will be the Operator of the Phase One Exploration Program.
4.2 The Phase One Exploration Program will be conducted within specific areas covering the proposed drilling prospects within the Licence Area as indicated on the Exploration Map attached as Annexure I, which may be one or more Blocks or portions of Blocks (the “Phase One Area”). Upon the Discovery of any Commercial Field(s) by wells drilled in the Phase One Exploration Program, InterOil will request the declaration of a location under the Oil and Gas Act, which will include sufficient Blocks or portions of Blocks to cover fully the Field(s) to the extent that such Blocks are in the Licence Area (“Phase One Participation Area”).
4.3 InterOil will perform all necessary work in preparation for drilling exploratory wells, including undertaking geological and other studies.
4.4 The Phase One Exploration Program in respect of each well drilled within that program ends upon that well reaching its Target Depth. If InterOil decides to continue operations on that Zone, it will design a work program which may include (a) logging or other evaluation or analysis, setting casing and or running tubing, perforating, and testing the well, (“Completion”) and/or (b) appraisal drilling, extended well testing and full field development and production (“Subsequent Work Program”).
4.5 Work on the Phase One Exploration Program will commence between 15th March 2003 and 15th April 2003 and, if reasonably possible, all drilling is to be completed by 30th September 2004.
4.6 InterOil will be responsible for all costs of the Phase One Exploration Program.
5. CONVERSION OPTION
5.1 Upon InterOil’s first election to proceed with Completion of a well in the Phase One Area, the following will occur:
(a)	promptly after such election, InterOil shall give to PNGDV and, if notified in advance by PNGDV, to one more Investors, written notice of its Completion decision, together with technical, geological and other logging data and a proposal for such Completion, including cost estimates, that can reasonably be supplied which is relevant to PNGDV making its decision in paragraph (b);

(b)	within 48 hours of receiving any notice from InterOil pursuant to paragraph (a), PNGDV must:
(i)	in respect of $5,300,000 of the Cost of IPI, give written notice to InterOil:
(A)	that PNGDV intends to participate in operations in the Phase One Participation Area by paying its corresponding IPI share of the costs of the aforementioned Completion and all other costs incurred or to be incurred by InterOil in relation to the Phase One Participation Area under the JVOA; or

(B)	that PNGDV intends to convert the corresponding IPI (valued at the full paid in Cost of IPI) for 298,600 fully paid common shares of InterOil; and
(ii)	in respect of $1,485,000 of the Cost of IPI, give written notice to InterOil:
(A)	that PNGDV intends to participate in operations in the Phase One Participation Area by paying its corresponding IPI share of the costs of the aforementioned Completion and all other costs incurred or to be incurred by InterOil in relation to the Phase One Participation Area under the JVOA; or
(B)	that PNGDV intends to convert the corresponding IPI (valued at the full paid in Cost of IPI) for (A)US$565,000 of interest free debt of InterOil, such debt due and payable in a first instalment of US$159,200 on or about December 15, 2005, and a second instalment of US$405,800 on or about December 15, 2006, and (B) 64,540 fully paid common shares to be issued on December 15, 2006; and
(iii)	in respect of $5,400,000 of the Cost of IPI, give written notice to InterOil:
(A)	that PNGDV intends to participate in operations in the Phase One Participation Area by paying its corresponding IPI share of the costs of the aforementioned Completion and all other costs incurred or to be incurred by InterOil in relation to the Phase One Participation Area under the JVOA; or

(B)	that PNGDV intends to convert the corresponding IPI (valued at the full paid in Cost of IPI) for:
a)	360,720 fully paid common shares of InterOil; or
b)	270,000 fully paid common shares of InterOil to be issued on December 15, 2006 and US$1,404,000 of interest free debt of InterOil, such debt due by InterOil to Investor and payable in two equal instalments on or about December 15, 2005 and December 15, 2006, respectively, provided that if, and to the extent that, PNGDV does not notify InterOil of its election under clause 5.1(b)(i), 5.1(b)(ii) or 5.1(b)(iii) within the aforementioned 48 hour period, PNGDV will be deemed to have elected to participate pursuant to clause 5.1(b)(i)(A), 5.1(b)(ii)(A) or 5.1(b)(iii)(A) as applicable.
(c)	PNGDV may in its sole discretion designate one or more Investors to whom the cash or shares contemplated in clause 5.1(b) above shall be paid or issued
6. CASH CALLS
6.1 If PNGDV elects to participate in operations in the Phase One Participation Area by electing pursuant to clause 5.1(b)(i)(A), 5.1(b)(ii)(A) or 5.1(b)(iii)(A), before entering into any commitment or incurring any expenditure in respect of Completion, a Subsequent Work Program or otherwise relating to the JVOA in relation to the Phase One Participation Area, the following will occur:
(a)	InterOil must submit an AFE (as defined in the JVOA) for that cost to PNGDV for its consideration. PNGDV must within 15 days after receipt of that AFE, and in accordance with the terms of the JVOA, either:
(i)	give written notice to InterOil that PNGDV intends to pay its IPI share of the costs and make such payment within 30 days of notice given under this clause 6.1(a)(i); or

(ii)	give written notice to InterOil that PNGDV intends not to pay its IPI share of the costs and incur a Non-Consent Penalty.
(b)	In the event that PNGDV does not pay, within the period referred to in clause 6.1(a)(i), for any reason except clause 6.2, all or a part of its IPI share of the aforementioned costs, PNGDV will incur a Non-Consent Penalty for the amount PNGDV would have paid for its IPI share of such costs.
6.2 In the event that InterOil or one of its Affiliates raises debt financing (including principle, interest and fees) on behalf of InterOil and PNGDV’s IPI share, for all or a portion of any expenditure related to the Participation Area, including any Completion work and/or a Subsequent Work Program, using as security the rights to the Participation Area, then the Non-Consent Penalty shall not apply to PNGDV’s IPI share of the costs financed under any circumstances.
6.3 If PNGDV elects to participate in operations in the Phase Two Exploration Program pursuant to clause 7.4, this clause 6 shall apply mutatis mutandis.
7. PHASE TWO EXPLORATION PROGRAM AND PNGDV OPTION
7.1 InterOil may decide in its absolute discretion to conduct, at its own cost, the Phase Two Exploration Program in accordance with this clause 7. InterOil will be the Operator of the Phase Two Exploration Program.
7.2 InterOil agrees not to make a decision to proceed with the Phase Two Exploration Program until the earlier of:
(a)	30 days after completion of the Phase One Exploration Program; and

(b)	30 days after the Discovery of a Commercial Petroleum Field from the Phase One Exploration Program.
7.3 The Phase Two Exploration Program will be conducted within the Licence Area as indicated on the Exploration Map attached as Annexure I, which may be one or more portions of Blocks not included in the Phase One Exploration Program (the “Phase Two Area”). All drilling structures and locations will be nominated by InterOil prior to commencement of the drilling program, but may be modified by InterOil from time to time. Upon the Discovery of a commercial Field by wells drilled in the Phase Two Exploration Program InterOil will request the declaration of a location under the Oil and Gas Act, which will include sufficient Blocks or portions of Blocks to cover adequately the Field, to the extent such Blocks are in the Licence Area (“Phase Two Participation Area”).

7.4 Upon InterOil’s decision to proceed with the Phase Two Exploration Program, it will give written notice to PNGDV and, within 90 days of receiving such notice, PNGDV may give notice to InterOil (“Phase Two Notice”) that it wishes to participate in the Phase Two Exploration Program on the same cost terms as for the Phase One Exploration Program, or otherwise lose the right to participate in the Phase Two Exploration Program.
7.5 Within 15 days after giving the Phase Two Notice, PNGDV must pay to InterOil US$225,000 for each 0.25% IPI it wishes to acquire, up to the IPI Percentage PNGDV initially held, in any Phase Two Participation Area resulting from the Phase Two Exploration Program, or otherwise lose the right to participate in the Phase Two Exploration Program. This payment cannot be subject to a Non-Consent Penalty.
8. CARRY
     If a Discovery Field is estimated by InterOil to be 10 million barrels or greater, PNGDV will pay to InterOil, in respect of each 0.5% of IPI Percentage held by it (as such IPI Percentage may be reduced pursuant to the definition thereof), 1.0% of the costs incurred in carrying out the Subsequent Work Program in respect of that Discovery Field from the time Total Depth is reached through to the grant of a PDL in respect of that Discovery Field, up to a maximum expenditure limit in respect of that Discovery Field of US$600,000 for each 0.5% of IPI Percentage (as such IPI Percentage may be reduced pursuant to the definition thereof) held by it. Upon the earlier of the grant of the PDL and the maximum expenditure limit being reached in paying for the Subsequent Work Program, all further operations carried out in respect of that Discovery Field, including any remaining Subsequent Work Program in respect of that Discovery Field, will be paid for in accordance with each party’s Participation Interest and in accordance with the terms of the JVOA. The foregoing provisions of this clause shall apply mutatis mutandis to any Phase Two Exploration Program.
9. ASSIGNMENT
9.1 A party to this Agreement may assign or transfer or purport to assign or transfer any of its interests, rights and obligations in and under this Agreement to a person or entity without the prior written consent of the other party to this Agreement, provided that PNGDV may only do so after paying to InterOil all of the agreed amounts described herein.
9.2 An assignment or transfer pursuant to the provisions of this clause 9 shall not be effective until the assignee or transferee is bound by the provisions of this Agreement.
9.3 Nothing contained in this clause 9 shall be deemed or construed so as to:
(a)	prevent InterOil from freely mortgaging or encumbering its Petroleum Share of production and transferring or assigning to such mortgagee or lender the rights to the proceeds of sale of any Petroleum sold hereunder on behalf of InterOil as security for such debt. The provisions of this clause 9 shall not apply to the granting of any such security interest; or

(b)	prevent PNGDV from freely mortgaging or encumbering its IPI and assigning to such mortgagee or lender the rights to the proceeds from PNGDV’s IPI as defined in this Agreement as security for such debt.
10. CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

10.1 Confidential Information acquired or received by any party under this Agreement shall be held confidential during the continuance of this Agreement and until the cessation of commercial production of Petroleum from the Discovery Field plus a period of 2 years thereafter and shall not be divulged in any way to any third party, without the prior written approval of the other party (which shall not be unreasonably withheld) and such third parties as the other party may reasonably request, provided that any party to this Agreement may, without such approval, disclose Confidential Information:-
(a)	to any Affiliate or bona fide intended assignee of such party upon obtaining a similar undertaking of confidentiality from such Affiliate or assignee in favour of the other party and such third parties as the other party may reasonably request;

(b)	to any outside consultants, upon obtaining a similar undertaking of confidentiality from such consultants in favour of the other party and such third parties as the other party may reasonably request;

(c)	to any bank or financial institution from whom such party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality from such bank or institution;

(d)	to the extent required by the Oil and Gas Act, the Licence, any other applicable laws or regulations or the Securities and Exchange Commission of Australia or any comparable government entity having jurisdiction over a party to this Agreement or the regulations of any recognised stock exchange on which are listed for quotation shares in the capital of such party or any Affiliate of such party;

(e)	in a prospectus registered by the Australian Securities Commission or any comparable government entity, or any delegate thereof, where such disclosure is required by law;

(f)	to the extent that the same has become generally available to the public; or

(g)	to the extent acquired independently from a third party whom the disclosing party believed on reasonable grounds was under no obligation of confidentiality relating thereto.
11. TERM AND TERMINATION
     The term of this Agreement shall be for the period commencing on the date as of which this Agreement is made (notwithstanding later execution hereof) and shall continue to be effective until 5 years from the date of first production from the Discovery Field or until the final Distributions after cessation of commercial production of Petroleum from the last Discovery Field, whichever is later.
12. FORCE MAJEURE
12.1 If any party to this Agreement is prevented or delayed, wholly or in part, by Force Majeure (as defined in clause 12.2) from carrying out its obligations under this Agreement, other than the obligation to make payment of monies due, upon such party giving notice and reasonably full particulars of such Force Majeure to the other party within a reasonable time after the occurrence of the cause relied upon, the obligations of the party giving notice, so far as they are affected by such

Force Majeure, shall be suspended during but no longer than the continuance of the inability so caused and such further period thereafter as shall be reasonable in the circumstances provided always that the cause of the Force Majeure as far as possible shall be remedied with all reasonable dispatch by the party whose performance hereunder is adversely affected.
12.2 “Force Majeure” shall mean, strike, lockout, ban and limitation of work, or other industrial disturbance; act of the public enemy, war, whether declared or undeclared, blockade, riot, insurrection; malicious damage; earthquake, landslide, lightning, fire, storm, flood, tidal wave, epidemic or other act of god; explosion; the order of any court or governmental authority; shortage or unavailability of equipment, materials or labour, or restriction thereon, or limitations upon the use thereof, delay in transportation or communication, breakage of or accidental damage to machinery or lines of pipe, freezing of well or delivery facilities, cratering, washout, well blowout, necessity for making repairs to or reconditioning wells, restraint on access to the Licence area in the vicinity of a Discovery Field, termination or suspension of any licence concerning the Discovery Field and any other cause, whether of the kind herein enumerated or otherwise, not reasonably within the control of the party to this Agreement concerned.
12.3 Notwithstanding anything hereinbefore contained, the settlement of a strike, lockout, ban and limitation of work or other industrial disturbance shall be entirely within the discretion of the party to this Agreement concerned.
13. LIABILITY
     InterOil shall not be liable for any claim, action, loss, liability or cost or expense whatsoever arising out of, or in connection with, this Agreement and suffered or incurred by PNGDV except to the extent that it arises out of InterOil’s gross negligence or Wilful Misconduct.
14. NOTICES
14.1 Any notice (including invoices) given under this Agreement shall be given to a party in writing at its nominated address, and sent whenever practicable and possible by post, facsimile transmission, personal delivery or email. Such notices shall be effective upon receipt which shall be deemed to have occurred on the working day following dispatch, except in the case of emails, receipt of which shall occur when confirmation of receipt has been received from the recipient. Such confirmation may be a reply to or acknowledgement of the notice sent by the recipient himself, or a return message automatically generated by the recipient’s system.
14.2 The nominated addresses of the parties to this Agreement at the date hereof are as follows:

Party	Address
InterOil Corporation (or its nominated Affiliate)
INTEROIL	25025 I-45 North
Suite 410
The Woodlands TX 77380
USA

Attention: Phil Mulacek
PNG Drilling Ventures Limited
PNGDV	25025 I-45 North
Suite 410
The Woodlands TX 77380
USA

Attention: Dale Dossey
14.3 Any party to this Agreement may at any time by notice to the other party notify any change of address, facsimile number or email address and, upon receipt of the notice, such address shall become the address of that party for the purposes of this Agreement.
15. AMENDMENT
15.1 This Agreement may be amended only by written agreement of all of the parties to this Agreement.
No waiver of any breach of this Agreement or of any provisions hereof shall be effective unless such waiver is in writing and signed by the party to this Agreement from whom such waiver is requested. No waiver of any breach shall be deemed to be a waiver of any other or subsequent breach.
16. ENTIRE AGREEMENT
     This Agreement contains the entire agreement among the parties and supersedes and replaces all earlier agreements, documents, correspondence and conduct by the parties with respect to the subject matter hereof.
17. ACKNOWLEDGMENT AND LEGEND
     The parties hereto acknowledge that this Agreement constitutes a certificate for the securities offered hereby for the purposes of Multilateral Instrument 45-102 and subject to such other transfer and sale restrictions as may be agreed to by the parties, the parties hereto further acknowledge the existence and effect of the following legend:
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES OFFERED HEREBY SHALL NOT TRADE THE SECURITIES BEFORE NOVEMBER 28, 2003
18. COSTS

     Each party’s costs of negotiating and entering into the Agreement, and any costs associated with obtaining authorisation or approval of this Agreement from any government or regulatory body shall be borne by the party accruing such costs.
19. GOVERNING LAW
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, excluding any conflict of laws rules thereof which would refer the matter to the laws of another jurisdiction, and each party irrevocably attorns to the jurisdiction of the courts of Alberta.
20. RELATIONSHIP OF PARTIES
     Neither this Agreement nor any rights or obligations of any party under this Agreement shall constitute any of the parties as partners.
21. COUNTERPARTS
     This Agreement may be executed in multiple counterparts, each such Agreement so executed shall have the effect of an original, but all such counterparts shall together constitute but one and the same instrument and this Agreement shall be binding on the Parties.
22. TIME
     Time shall be of the essence hereof.
23. SEVERABILITY
     Each provision of this Agreement is intended to be severable. If any provision hereof is illegal or invalid, such illegality or invalidity shall not affect the validity of the remainder hereof.
IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement effective as of the day and year first hereinbefore mentioned.

Signed for and on behalf of INTEROIL CORPORATION	Signed for and on behalf of PNGDV DRILLING VENTURES LIMITED

By:	By:
/s/ Dale Dossey — Trustee

/s/ Phil E. Mularek	Name/Title
Name/Title

DISTRIBUTIONS SCHEDULE
The Indirect Participation Interest (“IPI”) shall entitle PNGDV to Distributions relating to the Phase One Participation Area and, if PNGDV elects to participate therein, the Phase Two Participation Area, in accordance with its applicable IPI Percentage at the time of any Distribution. InterOil or its nominated Affiliate shall make quarterly Distribution payments to PNGDV as soon as is reasonably practical. PNGDV will pay any and all income taxes due to the State related to such Distributions. PNGDV will have the right to have the information audited by itself or a qualified agent. Distributions to PNGDV in accordance with its IPI shall be calculated as follows:
+	Any and all proceeds associated with the Participation Area, including (if applicable) any and all funds borrowed using as security the rights to the Participation Area, but not used for expenditures related to the Participation Area

-	Operator’s Direct Charges, calculated in accordance with the Accounting Procedures in the JVOA, and including InterOil’s actual direct costs to transport and sell Petroleum, including repayment of any and all borrowings (principal interest, and fees etc.) secured by the rights to the Participation Area

-	Operator’s Indirect Charges, calculated in accordance with the Accounting Procedures in the JVOA

-	US$0.45 per barrel infrastructure fee for Petroleum produced and transported to the InterOil Refinery

-	State royalties and other State imposts and levies (if any)

=	Sub-total before State income tax

x	PNGDV’s IPI%

=	PNGDV’s Sub-total

-	Non-Consent Penalty outstanding, (if any)

-	PNGDV's IPI% share of abandonment security funding under the JVOA (if any)

=	Distribution to PNGDV

ANNEXURE I: EXPLORATION MAP AND PHASE ONE EXPLORATION
PROGRAM PROSPECTS
Appendix I, page 1